# SEC Schedule 13G/A (Amendment No. 50) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000917705

## Reporting persons
- GERSHOWITZ DIANE M: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 94,526; shared voting power 2,057,294; sole dispositive power 94,526; shared dispositive power 2,057,294; aggregate amount beneficially owned 2,151,820 (9.06% of the class)
  Comment: (1) Includes 2,057,294 shares beneficially owned by DG-LDJ Holdings, L.L.C. Ms. Gershowitz, DG 2008 Trust u/a/d December 31, 2010, a trust that she established by Ms. Gershowitz's spouse, hold 100% of the membership units of DG-LDJ Holdings, L.L.C.
  
  (2) This Amendment No. 50 to Schedule 13G is being filed to correct the amount of securities previously reported. The Original Schedule 13G (filed May 15, 2025) included 131,506 shares held by trust where Ms. Gershowitz serves as Trustee. Ms. Gershowitz does not beneficially own those shares. The amounts reported herein reflect the Reporting Person's beneficial ownership as of 4/6/2026.
- DG-LDJ Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,057,294; shared voting power 0; sole dispositive power 2,057,294; shared dispositive power 0; aggregate amount beneficially owned 2,057,294 (8.66% of the class)
- DG 2008 Trust u/a/d December 31, 2010: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 2,057,294; sole dispositive power 0; shared dispositive power 2,057,294; aggregate amount beneficially owned 2,057,294 (8.66% of the class)

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: The filers of this Schedule 13G Amendment are: (i) Diane Marcus Gershowitz ("Ms. Gershowitz"); (ii) DG-LDJ Holdings, L.L.C. ("DG-LDJ") and (iii) DG 2008 Trust u/a/d December 31, 2010 (the "Trust"). Ms. Gershowitz and the Trust are the controlling persons of DG-LDJ and as such may be deemed to beneficially own the shares of Common Stock of The Marcus Corporation beneficially owned by DG-LDJ.
Address of principal business office or, if none, residence:
(For each of Ms. Gershowitz, DG-LDJ, and the Trust)
c/o The Marcus Corporation, 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, WI 53202
Citizenship:
Ms. Gershowitz is a United States citizen.

DG-LDJ is a Delaware limited liability company.

The Trust is formed under the laws of Illinois.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ms. Gershowitz: 2,151,820

DG-LDJ: 2,057,294

Trust: 2,057,294
Percent of class:
Ms. Gershowitz: 9.06%

DG-LDJ: 8.66%

Trust: 8.66%
Sole power to vote or to direct the vote:
Ms. Gershowitz: 94,526

DG-LDJ: 2,057,294

Trust: 0
Shared power to vote or to direct the vote:
Ms. Gershowitz: 2,057,294

Other than with respect to 211,655 shares of Common Stock, (over which Ms. Gershowitz has sole voting and dispositive power of 36,038 shares, and shared voting and dispositive power of 175,617 shares), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Ms. Gershowitz into shares of Common Stock.

Ms. Gershowitz's beneficial ownership consists of:
(i) 7,643 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;
(ii) 36,038 shares of Common Stock held individually by Ms. Gershowitz;
(iii) 175,617 shares of Common Stock held by DG-LDJ Holdings, L.L.C.;
(iv) 1,881,677 shares of Class B Common Stock held by DG-LDJ Holdings, LLC;
(v) 50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz.

The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ: 2,057,294

Other than with respect to 175,617 shares of Common Stock, the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by DG-LDJ into shares of Common Stock.
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GERSHOWITZ DIANE M: /s/ Diane M. Gershowitz, GERSHOWITZ DIANE M (04/08/2026)
- DG-LDJ Holdings, L.L.C.: /s/ Diane M. Gershowitz, DG-LDJ Holdings, L.L.C. (04/08/2026)
- DG 2008 Trust u/a/d December 31, 2010: /s/ Thomas W. Richardson, DG 2008 Trust u/a/d December 31, 2010 (04/08/2026)